RICHARDSON & PATEL LLP
10900 Wilshire Blvd, Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

March 3, 2008

VIA FEDEX, EDGAR, AND FACSIMILE AT (202) 772-9218

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek

Re:	Perfectenergy International Limited Amendment No. 4 to Registration Statement on Form SB-2 Filed February 28, 2008 File No. 333-145915

Dear Mr. Kruczek:

On behalf of Perfectenergy International Limited (the “Company” or “Perfectenergy”), set forth below is the Company’s response to the comment received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated February 29, 2008. We have reproduced the Staff’s comment in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Prospectus

Material Impact of Known Events on Liquidity, page 54

1.
We note your revised disclosures in response to comment 4. Please expand to disclose the pre-set price your new subsidiary will pay Science Park. Also clarify whether the amounts you anticipate spending to expand your cell production and lamination lines, as noted on page 42, are included in the amounts you are obligated to spend under the investment agreement.

Securities and Exchange Commission
March 3, 2008

Response: We have revised our disclosure on page 54 to discuss the price of the land use right to be paid by our new subsidiary to Science Park. We have also revised the disclosure on page 54 to reflect that the amounts we anticipate spending to construct cell production and lamination lines at the Company’s Science Park facility over the next two years are included in the amounts we anticipate spending to expand our overall cell production and lamination lines as noted on page 42 of the registration statement. We have also revised the same disclosure in the Company’s annual report and will file Amendment No. 3 to the Annual Report on Form 10-KSB by March 4, 2008.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.
.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Dominador Tolentino
Dominador Tolentino, Esq.